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April 25, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Katherine Hsu and Eric Envall

Re:	Santander Drive Auto Receivables LLC
Amendment No. 1 to Post-Effective Amendment No. 1 to Form SF-3
Filed March 28, 2017
File No. 333-206684

On behalf of Santander Drive Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated April 12, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-captioned Post-Effective Amendment No. 1 to Registration Statement on Form SF-3 (the “Post-Effective Amendment”). For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 2, which has been marked to show the changes from Amendment No. 1 to Post-Effective Amendment as filed on March 28, 2017, as well as a clean copy of Amendment No. 2.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copy of Amendment No.2.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Amendment No. 2.

April 25, 2017

Risk Factors, Adverse events with respect to the servicer or its affiliates…, page 17

1.	Please tell us whether recent settlements relating to Santander’s auto lending are material to the securities that you are registering or revise this section and your disclosure on legal proceedings as appropriate.

Response

Our practice is to review and evaluate all legal proceedings pending or known to be contemplated against us or our affiliates immediately prior to filing a registration statement or completing a takedown to determine whether such information is material to the securities that are being registered or offered, as applicable. After reviewing and evaluating the recent settlements relating to Santander’s auto lending, we currently believe that such settlements and the matters contemplated thereby are not material to the securities we are registering.

Credit Risk Retention, page 47

2.	We note your disclosures in the first bulleted point on page 52 that discusses “any available recent pricing” of asset-backed certificates. Please confirm that in the event that, at the time of takedown, there is no available recent pricing of asset-backed securities that you utilize when determining the fair value of an offering you will remove the discussion in subparagraph (i) of this bulleted point to reflect that this factor was not included in your discount rate input or assumption.

Response

We confirm that in the event that, at the time of a takedown, there is no available recent pricing of asset-backed securities that we utilize when determining the fair value of an offering we will remove the discussion in subparagraph (i) of the referenced bulleted point to reflect that this factor was not included in our discount rate input or assumption.

3.	Please revise your disclosure to describe how the factors in Rule 4(c)(1)(i)(E) of Regulation RR contribute to the determination of your cumulative net loss rate as described in the third bulleted point on page 52.

Response

The “discount rate”, the “prepayment rate” and “the basis of forward interest rates used” factors contained in Rule 4(c)(1)(i)(E) of Regulation RR are not applicable to the determination of our cumulative net loss rate or our cumulative net loss timing curve. The cumulative net loss rate and cumulative net loss timing curve incorporate a default rate for the pool of receivables; the default rate is calculated by dividing the cumulative net loss rate by 100% minus the loss severity percentage, both of which factors are disclosed on page 51 of the revised prospectus. Because the cumulative net loss rate and the related cumulative net loss timing curve are the factors investors would typically use to evaluate an investment in asset-backed securities similar to the securities we are

April 25, 2017

registering and an interested investor could easily derive the default rate from the disclosed assumptions, we have not separately disclosed a default rate. We have revised our disclosure on page 51 to describe how the remaining factors in Rule 4(c)(1)(i)(E) of Regulation RR contribute to the determination of our cumulative net loss rate and our cumulative net loss timing curve.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc: John Ruckdaschel